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UNI
SECURITIES AND
Washin

11018430

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs — 212-888-6400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

BONNIE J SACHS
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01SA5020353
COMM. EXP. 11/15/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
DECEMBER 31, 2010

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gilford Securities Incorporated and Subsidiaries as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 120,275
Cash and cash equivalents held at clearing broker, net	5,849,923
Commissions receivable	604,985
Securities owned, at fair value	229,716
Income taxes receivable	301,590
Property and equipment, net	326,175
Security deposits	221,309
Other assets	278,000
TOTAL ASSETS	$ 7,931,973

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 1,635,000
Notes payable	1,000,000
Deferred tax liability	33,905
Total liabilities	2,668,905
Commitments and contingencies (Notes 4, 6, 7, and 10)	
Shareholders' equity:	
Common stock - $.005 par value; 50,000 shares authorized, 6,065 shares issued and outstanding	31
Additional paid-in capital	2,369,864
Retained earnings	2,893,173
Total shareholders' equity	5,263,068
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,931,973

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION

Gilford Securities Incorporated ("Gilford") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Gilford was formed on September 24, 1979. Gilford provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. Gilford also conducts underwriting and corporate finance activities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the financial condition, activities and cash flows of Gilford Securities Incorporated, Gilford Financial Corporation, and Gilford Insurance Agency Incorporated (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions
Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Uncertain Tax Positions
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised consolidated financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's consolidated financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated consolidated statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Furniture and fixtures	$ 819,205
Leasehold improvements	228,854
	1,048,059
Less: accumulated depreciation	(721,884)
Property and equipment, net	$ 326,175

NOTE 4. CONTINGENCIES

The Company is subject to various regulatory and legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

NOTE 5. INCOME TAXES

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of approximately $3,961,000, which exceeds the Company's minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 67.37% as of December 31, 2010.

NOTE 7. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through December 2016. At December 31, 2010, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2011	$ 764,205
2012	763,696
2013	785,940
2014	792,967
2015	800,145
Thereafter	292,302
	$ 4,199,255

NOTE 8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2010.

The Company is primarily self-insured, up to certain limits, for employee group health claims. Operations are charged (1) with the cost of claims reported and (2) an estimate of claims incurred but not reported. A liability for unpaid claims, including incurred-but-not-reported losses, is determined by management and is reflected in the consolidated statement of financial condition as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

NOTE 9. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

NOTE 11. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with the Company or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholder's equity per share, as defined in the agreement. If the Company decides not to elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2010, the Company purchased 445 shares of common stock from shareholders for total consideration paid of approximately $386,226.

In addition, during 2010 the Company sold and issued 185 shares of common stock for total proceeds of approximately $157,293.

During 2010, the Company paid to its shareholders cash dividends of $1,224,000.

NOTE 12. RELATED-PARTY TRANSACTIONS

During January 2010, a shareholder advanced $900,000 to the Company. The loan is unsecured and subordinated to the claims of other creditors. In addition, the loan bears interest at a rate of 10% per annum and matures on December 31, 2014. The Company accrued all interest expense during 2010 for a total liability of $1,000,000.

NOTE 13. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,598,813	$ -	$ -	$ 3,598,813
Equity securities owned, at fair value	149,564	-	-	149,564
Not readily marketable securities	-	10,152	70,000	80,152
Total	$ 3,748,377	$ 10,152	$ 70,000	$ 3,828,529

Money market funds and equity securities owned are included in Level 1 as they are valued at quoted market prices. Level 2 equity securities are also valued at the latest quoted market prices but are treated as Level 2 due to their limited market activity. The privately issued security was acquired during 2010. With respect to this privately held security management believes the cost to the Company reflects fair value.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using a significant unobservable inputs (Level 3) for the year ended December 31, 2010:

Balance - beginning	$ -
Purchases	70,000
Balance - ending	$ 70,000